UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

ATLANTIC POWER CORPORATION

(Name of Subject Company and Filing Person (Issuer) and Name of Filing Person (Offeror))

5.75% Series C Convertible Unsecured Subordinated Debentures due June 2019

(Title of Class of Securities)

04878QAS2

(CUSIP Number of Class of Securities)

Jeffrey S. Levy, Esq.

Senior Vice President and General Counsel

3 Allied Drive, Suite 220

Dedham, MA

(617) 977-2400

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Craig B. Brod, Esq.

Pamela L. Marcogliese, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)
Not Applicable	Not Applicable

(1)       In accordance with General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☒                      Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                        third-party tender offer subject to Rule 14d-1.

☒                      issuer tender offer subject to Rule 13e-4.

☐                        going-private transaction subject to Rule 13e-3.

☐                        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                        Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                        Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Attached as Exhibit 99.1 to this Schedule TO is a press release made by Atlantic Power Corporation (“Atlantic Power” or the “Company”) on June 16, 2016 announcing a substantial issuer bid (the “Offer”) for up to $65,000,000 aggregate principal amount of the Company’s issued and outstanding 5.75% Series C Convertible Unsecured Subordinated Debentures due June 2019 (the “Debentures”) for cash, as further described in the press release.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.  In connection with the proposed transaction, Atlantic Power will file with the SEC a Tender Offer Statement under Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the “Tender Offer Statement”).  This communication is not intended to be, and is not, a substitute for such filings or any other document that Atlantic Power may file with the SEC in connection with the Offer.  Investors and security holders are urged to read the Tender Offer Statement and its exhibits regarding the proposed transaction when it becomes available, because it will contain important information that you should consider before making any decision regarding the Offer.  You may obtain a free copy of the Tender Offer Statement and its exhibits and other related documents filed by Atlantic Power with the SEC at the SEC’s website at www.sec.gov, or from Atlantic Power’s website at www.atlanticpower.com, or from the depositary, Computershare Trust Company of Canada, at 1-800-564-6253 (toll-free in North America) or at 1-514-982-7555 (collect call outside North America) or by e-mail at: corporateactions@computershare.com.

Item 12. Exhibits

Exhibit No.	Description
99.1	Press Release announcing the tender offer, dated June 16, 2016.

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